OLIN CORPORATION

This Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated August 13, 2009 (the “Preliminary Prospectus Supplement”).  The information in this Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Pricing Supplement dated August 14, 2009
to the
Preliminary Prospectus Supplement dated August 13, 2009
of Olin Corporation

Aggregate Principal Amount:	$150,000,000

Title of Securities:	8.875% Senior Notes due 2019

Final Maturity Date:	August 15, 2019

Issue Price:	99.190%

Coupon	8.875%

Yield-to-Maturity:	9.000%

Interest Payment Dates:	February 15 and August 15

Record Dates:	February 1 and August 1

First Interest Payment Date:	February 15, 2010

Gross Proceeds:	$148,785,000 million

Underwriting Discount:	$2,625,000 million

Net Proceeds to Olin before Estimated Expenses:	$146,160,000 million

Net Proceeds to Olin after Estimated Expenses:	$144,160,000 million

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Optional Redemption:
Except as described below, the notes are not redeemable at Olin’s option until August 15, 2014.

The notes are subject to redemption, at Olin’s option, in whole or in part, at any time on or after August 15, 2014 upon not less than 30 nor more than 60 days’ prior notice at the following redemption prices (expressed as percentages of principal amount to be redeemed) set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date), if redeemed during the 12-month period beginning on August 15 of the years indicated below:

	Year	Price
	2014	104.438%
	2015	102.958%
	2016	101.479%
	2017 and thereafter	100.000%
At any time prior to August 15, 2014, Olin may also redeem all or part of the notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first class mail to each holder of notes at its registered address, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest to, the applicable redemption date (subject to the right of holder of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to any note on any applicable redemption date, the greater of:

(1) 1.0% of the principal amount of such note; and

(2) the excess, if any, of:

(a) the present value at such redemption date of (i) the redemption price of such note at August 15, 2014 (such redemption price being set forth in the table appearing above) plus (ii) all required interest payments (excluding accrued and unpaid interest to such redemption date) due on such note through August 15, 2014 computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of such Note.

“Treasury Rate” means, as of any redemption date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to August 15, 2014; provided, however, that if the period from the redemption date to August 15, 2014 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to August 15, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

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Optional Redemption Upon Certain Equity Offerings:
In addition, prior to August 15, 2012, Olin may, with the net proceeds of one or more Qualified Equity Offerings, redeem up to 35% of the aggregate principal amount of the outstanding notes (including any Additional Notes) at a redemption price equal to 108.875% of the aggregate principal amount thereof, plus accrued and unpaid interest on those notes; provided, however that at least 65% of the principal amount of notes then outstanding (including Additional Notes) remains outstanding immediately after the occurrence of any such redemption (excluding notes held by the Company or its Subsidiaries) and that any such redemption occurs within 90 days following the closing of any such Qualified Equity Offering .

Underwriters:	Citigroup Global Markets Inc., Banc of America Securities LLC and Wells Fargo Securities, LLC.

Allocation:	Name	Principal Amount of Notes to be Purchased

	Citigroup Global Markets Inc.	$67,500,000

	Banc of America Securities LLC	$67,500,000

	Wells Fargo Securities, LLC	$15,000,000

Trade Date:	August 14, 2009

Settlement Date:	August 19, 2009 (T+3)

Distribution:	SEC Registered (Registration No. 333-156082).

CUSIP/ISIN Numbers:	CUSIP: 680665 AG1 ISIN: US680665AG15

Listing:	None.

Other Financial Information:	Other financial information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

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Olin Corporation has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that Olin Corporation has filed with the SEC for more complete information about Olin Corporation and this offering.  You may get these documents for free by visiting the SEC Web site at www.sec.gov.  Alternatively, Olin Corporation, any underwriter or any dealer participating in the offering will arrange to send you a copy of the prospectus, when available, if you request it from Citigroup, Brooklyn Army Terminal, 140 58th Street, 8th floor, Brooklyn, NY 11220 or by calling 718-765-6732 or from Banc of America Securities LLC, Prospectus Department, 100 West 33rd Street, 3rd Floor, New York, New York 10001 or by e-mailing a request to dg.prospectus_distribution@bofasecurities.com.

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